Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-251808
February 21, 2024

VanEck®

VanEck Bitcoin Trust (HODL) : Spot Exposure in an ETF | HODL & BUY >

HODL | VanEck Bitcoin Trust

NAV
$58.65 ▼
as of February 16, 2024

TOTAL NET ASSETS
$190.61M
as of February 16, 2024

INCEPTION DATE
01/04/2024

PERFORMANCE SINCE INCEPTION
--
as of February 16, 2024

EXPENSE RATIO
0.20%

Fund Description

The Trust's investment objective is to reflect the performance of the price of Bitcoin less the expenses of the Trust's operations. The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin.

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Fund Highlights

- **Simplicity:** Cost-efficient bitcoin exposure in a traditional, regulated structure
- **Security:** Shares are physically backed by bitcoin and held in cold storage at a regulated, qualified custodian
- **Credibility:** VanEck is an established ETF issuer with dedicated crypto-related product experience

RECOMMENDED INSIGHTS
The Investment Case for Bitcoin
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Fund Details
as of 02/15/2024

EXCHANGE **CBOE**	CUSIP **92189K105**
ISIN **US92189K1051**	INTRADAY NAV (IIV) **HODLIV**
SHARES OUTSTANDING **3,250,000**	OPTIONS **Expected**

ETF Statistics
as of 02/15/2024

Total Net Assets	187,735,261
Bitcoin per 1,000 Shares	1.131
Bitcoin per Basket	56.571
Shares Outstanding	3,200,000
Bitcoin in Trust	3,620.532
Indicative Bitcoin per Basket	56.569

Performance

Average Annual Total Returns* (%)

Month End as of 01/31/2024	Quarter End as of 12/31/2023

	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE†
HODL (NAV)	--	--	--	--	--	--	--	-3.01
HODL (Price)	--	--	--	--	--	--	--	-3.66

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Returns less than one year are not annualized.

†Share price is calculated from January 11, 2024, which corresponds to the date the Shares commenced public trading. Net asset value returns are calculated from January 4, 2024, which is the inception date of the Trust.

The performance data quoted represents past performance. Past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance may be lower or higher than performance data quoted. Please call 800.826.2333 or visit vaneck.com for performance current to the most recent month ended.

NAV & Premium/ Discount History

as of 02/16/2024

12-Month High (02/15/24)	58.67
12-Month Low (01/23/24)	44.40
NAV & Premium/Discount History	XLS

Best & Worst Quarter Returns (%)

as of 12/31/2023

Best quarter	--	--
Worst quarter	--	--

Prices as of 02/16/2024

NAV/ Market Price	Volume 30-Day Avg./ Last Trading Day	Daily Change NAV/ Last Price	YTD Change NAV/ Last Price	Premium/ Discount	30-Day Median Bid Ask Spread	NAV Chart
$58.65 $58.65	-- 0	$-0.02 / -0.03% -- / --	-- --	$0.00 0.00%	0.13%

Fees Literature View More Funds SORT BY Fees and Expenses EXPENSE RATIO 0.20% Key Documents VanEck ETFs Fees Prospectus Tax Documents Visit the VanEck Tax Information and Distributions Center Thought Leadership HODL Fund Profile: Convenient Exposure to Spot Bitcoin The Investment Case for Bitcoin Investing in Bitcoin and Digital Assets Bitcoin 101: What Does HODL Mean? What is Bitcoin? No Jargon Blockchain Cheat Sheet We Celebrate Bitcoin Builders—Not Tourists VOLUME EXPLORE ALL FUND DETAILS

Daily Prices as of 02/16/24

GDX	26.92 (▲0.22)	HYD	51.51 (▲0.01)	OIH	297.17 (▼-0.03)	REMX	49.6
SMH	201.72 (▼-0.85)	ITM	46.56 (▼-0.03)	FLTR	25.35 (▲0.01)	SMOT	31.9
GDXJ	32.48 (▲0.23)	EMLC	24.86 (▲0.01)	MORT	11.12 (▼-0.03)	NLR	73.2
ANGL	28.70 (▼-0.05)	VNM	13.05 (▲0.03)	DAPP	10.31 (▼-0.12)	PPH	89.1
OUNZ	19.46 (▲0.08)	BIZD	16.33 (▲0.06)	MLN	17.99 (▼-0.02)	GLIN	47.8
MOAT	85.90 (▼-0.46)	PFXF	17.43 (▼-0.09)	CRAK	35.93 (▲0.12)	MOO	71.7

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VanEck is committed to ensuring accessibility of its website for investors and potential investors, including those with disabilities. If you have difficulty accessing any feature or functionality on the VanEck website, please feel free to call us at 800.826.2333 or email us at info@vaneck.com for assistance.

Important Disclosure

The material must be preceded or accompanied by a prospectus. An investment in the Trust may not be suitable for all investors. Before investing you should carefully consider the VanEck Bitcoin Trust's (the "Trust") investment objectives, risks, charges and expenses.

Investing involves risk, and you could lose money on an investment in the Trust. The value of Bitcoin is highly volatile, and the value of the Trust's shares could decline rapidly, including to zero. You could lose your entire principal investment. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The Trust's investment objective is to reflect the performance of the price of Bitcoin less the expenses of the Trust's operations. The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of Bitcoin.

The Trust is not an investment company registered under the Investment Company Act of 1940 ("1940 Act") or a commodity pool for the purposes of the Commodity Exchange Act ("CEA"). Shares of the Trust are not subject to the same regulatory requirements as mutual funds. As a result, shareholders of HODL do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

Because shares of the Trust are intended to reflect the price of the Bitcoin held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting Bitcoin prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the Bitcoin held by the Trust (less its expenses), and fluctuations in the price of Bitcoin could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the Bitcoin represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of Bitcoin represented by each Share will decline over time.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The Sponsor of the Trust is VanEck Digital Assets, LLC. The Marketing Agent for the Trust is Van Eck Securities Corporation. VanEck Digital Assets, LLC., and Van Eck Securities Corporation are wholly-owned subsidiaries of Van Eck Associates Corporation.

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Phone: 800.826.2333
Email: info@vaneck.com

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VanEck Bitcoin Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting vaneck.com/hodl. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 800.826.2333.